EXHIBIT 99.1

FARMMI, INC.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND SEPTEMBER 30, 2023 AND

FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2023

F-1

FARMMI, INC.

F-2

Farmmi, Inc.

Condensed Consolidated Balance Sheets

	March 31,	September 30,
	2024	2023
Assets	(unaudited)	(audited)
Current Assets
Cash	$1,124,449	$12,789,735
Accounts receivable, net	23,016,778	24,677,445
Advances to suppliers, net	100,439,974	116,343,961
Inventories, net	30,293,667	3,901,848
Other current assets	283,494	347,228
Due from a related party	109,755	110,958
Total current assets	155,268,117	158,171,175

Biological assets	9,177,583	9,187,640
Long-term investments	6,972,624	6,900,280
Property, plant and equipment, net	18,009	24,532
Right-of-use assets, net	474,355	516,459
Total Assets	$171,910,688	$174,800,086

Liabilities and Shareholders' Equity
Current Liabilities
Short-term loans	-	2,412,281
Long-term loans - current portion	-	676,284
Convertible promissory notes	5,877,005	5,788,742
Accounts payable	39,577	1,105,674
Due to related parties	379,082	33,814
Operating lease liabilities – current	53,132	69,062
Other current liabilities	770,387	627,125
Total current liabilities	7,119,183	10,712,982
Long-term loans - non-current portion	-	1,652,561
Operating lease liabilities – non-current	436,542	458,617
Total Liabilities	7,555,725	12,824,160

Commitment and contingencies

Shareholders' Equity
Ordinary share, $0.20 par value, 500,000,000 shares authorized, 6,895,786 and 6,094,078 shares issued and outstanding as of March 31, 2024 and September 30, 2023, respectively	1,409,158	1,218,816
Additional paid-in capital	161,335,175	160,571,517
Statutory reserve	719,996	1,695,629
Retained earnings	18,511,613	16,905,488
Accumulated other comprehensive loss	(17,620,979)	(18,415,524)
Total Shareholders' Equity	164,354,963	161,975,926

Total Liabilities and Shareholders' Equity	$171,910,688	$174,800,086

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

Farmmi, Inc.

Condensed Consolidated Statements of Operations and Comprehensive Income

(Unaudited)

	For the six months ended March 31,
	2024	2023
	（unaudited）	（unaudited）
Sales to third parties	$36,441,113	$60,547,274
Sales to related parties	2,774	-
Revenues	$36,443,887	$60,547,274
Cost of revenues	(34,294,628)	(58,377,822)
Gross profit	2,149,259	2,169,452

Operating expenses
Allowance for doubtful accounts	(144,249)	(193,932)
Selling and distribution expenses	(52,817)	(52,146)
General and administrative expenses	(1,038,628)	(1,271,111)
Total operating expenses	(1,235,694)	(1,517,189)

Income from operations	913,565	652,263

Other (expenses) income
Change in fair value of derivative liability	-	2,129,709
Interest income	1,988	751,791
Interest expense	(1,322,926)	(302,707)
Amortization of debt issuance costs	-	(1,476,435)
Loss from extinguishment	-	(1,255,942)
Government grant	-	1,456,032
Other income (expenses), net	70,665	(14,086)
Gain on disposal of subsidiaries	966,251	14,343
Total other (expenses) income, net	(284,022)	1,302,705

Income before income taxes	629,543	1,954,968
Income tax expenses	949	(375,109)
Net income	$630,492	$1,579,859

Comprehensive income
Net income	$630,492	$1,579,859
Foreign currency translation	794,545	5,689,147
Comprehensive income attributable to Farmmi, Inc.	$1,425,037	$7,269,006

Weighted average number of ordinary shares
Basic	6,330,830	2,988,373
Diluted	12,552,275	4,753,724
Earnings per ordinary share
Basic	$0.10	$0.53
Diluted	$0.05	$0.33

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

Farmmi, Inc.

Condensed Consolidated Statements of Changes in Shareholders’ Equity

For the Six Months Ended March 31, 2024 and 2023

(Unaudited)

						Accumulated
			Additional			Other	Total
	Ordinary shares		Paid in	Statutory	Retained	Comprehensive	Shareholders'
	Shares	Amount	Capital	Reserve	Earnings	Income (loss)	Equity

Balance as of September 30, 2022	23,906,985	$597,675	$152,162,658	$1,153,813	$14,903,491	$(14,133,546)	$154,684,091

Foreign currency translation gain	-	-	-	-	-	5,689,147	5,689,147
Disposal of a subsidiary	-	-	-	(948,792)	987,005	-	38,213
Net income for the period	-	-	-	-	1,579,859	-	1,579,859
Statutory reserve	-	-	-	358,215	(358,215)	-	-

Balance as of March 31, 2023	23,906,985	$597,675	$152,162,658	$563,236	$17,112,140	$(8,444,399)	$161,991,310

Balance as of September 30, 2023	6,094,078	$1,218,816	$160,571,517	$1,695,629	$16,905,488	$(18,415,524)	$161,975,926

Issuance of ordinary shares for promissory notes redemption	954,000	190,800	763,200	-	-	-	954,000
Reverse share-split adjustment	(2,292)	(458)	458	-	-	-	-
Foreign currency translation gain	-	-	-	-	-	794,545	794,545
Disposal of subsidiaries	-	-	-	(975,633)	975,633	-	-
Net income for the period	-	-	-	-	630,492	-	630,492
Statutory reserve	-	-	-	-	-	-	-

Balance as of March 31, 2024	7,045,786	$1,409,158	$161,335,175	$719,996	$18,511,613	$(17,620,979)	$164,354,963

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

Farmmi, Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	For the six months ended March 31,
	2024	2023
Cash flows from operating activities
Net income	$630,492	$1,579,859
Adjustments to reconcile net income to net cash used in operating activities:
Changes in allowances - accounts receivable	152,972	126,115
Changes in allowances - advances to suppliers	(3,216)	-
Changes in allowances - inventories	(5,506)	67,817
Changes in allowances - long-term investment	-	92,977
Depreciation and amortization	5,572	19,608
Amortization of operating lease right-of-use assets	25,045	9,719
Loss on short-term investment	-	5,301
Gain from disposal of subsidiaries	(966,251)	(14,343)
Amortization of debt issuance costs	-	1,476,435
Interest expenses on convertible promissory notes	1,113,582	-
Amortization of biological assets	106,589	109,570
Change in fair value of derivative liability	-	(2,129,709)
Loss from extinguishment	-	1,255,942
Changes in operating assets and liabilities:
Accounts receivable	(1,537,279)	(10,379,339)
Advances to suppliers	8,970,031	(8,472,722)
Notes receivables	-	3,585,875
Inventory, net	(26,396,232)	227,444
Other current assets	(45,194)	(199,819)
Accounts payable	2,646,588	989,604
Operating lease liabilities	(21,055)	(25,177)
Other current liabilities	422,677	370,726
Net cash used in operating activities	(14,901,185)	(11,304,117)

Cash flows from investing activities
Short-term deposits	-	35,858,745
Proceeds from disposal of subsidiaries, net of cash	2,946,776	6,857
Purchase of long-term investments	-	(7,171,749)
Other receivables	-	7,591,935
Advances to related parties	-	(12,585)
Repayment of advances to related party	-	53,074
Net cash provided by investing activities	2,946,776	36,326,277

Cash flows from financing activities
Borrowings from bank loans	-	1,557,704
Repayments of bank loans	(361,773)	(226,730)
Proceeds from advances from related parties	345,120	279
Net cash (used in) provided by financing activities	(16,653)	1,331,253

Effect of exchange rate changes on cash	305,775	1,837,247
Net (decrease) increase in cash	(11,665,287)	28,190,660
Cash, beginning of period	12,789,735	41,166,331
Cash, end of period	$1,124,448	$69,356,991

Supplemental disclosure information:
Income taxes paid	-	$30,577
Interest paid	$73,945	$77,875

Non-cash financing activities
Right of use assets obtained in exchange for operating lease obligations	-	$84,542
Conversion of notes to ordinary shares	$954,000	-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-6

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and nature of business

Farmmi, Inc. (“FAMI” or the “Company”) is a holding company incorporated under the laws of the Cayman Islands on July 28, 2015. FAMI owns 100% equity interest of Farmmi International Limited (“Farmmi International”), a Hong Kong company, which in turn owns 100% equity interest of Farmmi (Hangzhou) Enterprise Management Co., Ltd. (“Farmmi Enterprise”), Lishui Farmmi Technology Co., Ltd. (“Farmmi Technology”), Zhejiang Farmmi (Hangzhou) Ecology Agriculture Development Co., Ltd. (“Farmmi Ecology”), Farmmi (Hangzhou) Health Development Co., Ltd (“Farmmi Heath Development”) and Zhejiang Suyuan Agricultural Technology Co., Ltd (“Zhejiang Suyuan Agricultural”),  five  wholly foreign-owned entities (each, a “WFOE”) formed by Farmmi International under the laws of the People’s Republic of China (“PRC” or “China”).

During January 2024, the Company internally reorganized its subsidiaries. After reorganization, Farmmi Enterprise and Farmmi Technology each owns 50% of equity interest in Zhejiang Farmmi Ecological Agriculture Technology Co., Ltd (“Farmmi Eco Agri”). Farmmi Eco Agri owns 100% equity interests in Lishui Farmmi E-Commerce Co., Ltd. (“Farmmi E-Commerce”), Zhejiang Farmmi Food Co., Ltd. (“Farmmi Food”), Zhejiang Fammi Agricultural Supply Chain Co., Ltd. (“Farmmi Supply Chain”), Ningbo Farmmi Baitong Trade Co., Ltd (“Ningbo Farmmi Trade”) and Zhejiang Farmmi Biotechnology Co., Ltd. (“Farmmi Biotech”).

Farmmi Supply Chain owns 100% equity interest in Jiangxi Xiangbo Agriculture and Forestry Development Co. Ltd (“Jiangxi Xiangbo”) and Guoning Zhonghao (Ningbo) Trading Co., Ltd. (“Guoning Zhonghao”). Jiangxi Xiangbo owns 100% equity interest in Yudu County Yada Forestry Co., Ltd. (“Yudu Yada”).

Farmmi Health Development owns 100% equity interest in Zhejiang Farmmi Healthcare Technology Co., Ltd (“Farmmi Healthcare”). Farmmi Healthcare and Farrmi Ecology own 95% and 5% of the equity interests in Zhejiang Yitang Medical Service Co., Ltd. (“Yitang Mediservice”), respectively.  Yitang Mediservice owns 100% interest in Zhejiang Yiting Medical Technology Co., Ltd. (“Yiting Meditech”).

On July 13, 2022, Farmmi Canada Inc. (Farmmi Canada) was established under the laws of Canada. Farmmi Inc. owns 100% of the equity interest in Farmmi Canada.

On August 24, 2023, Farmmi USA Inc (“Farmmi USA”) was established under the laws of the United States of America. Farmmi Inc. owns 100% equity of Farmmi USA.

On January 31, 2024, an agreement was signed to divest 100% interest in Hangzhou Nongyuan Network Technology Co., Ltd. (“Nongyuan Network”), Zhejiang Farmmi Holdings Group Co., Ltd. (“Farmmi Holdings”) and Zhejiang Farmmi Agricultural Technology Group Co., Ltd. (“Farmmi Agricultural”) to a third party for a total cash consideration of RMB43.1 million ($6.0 million).

F-7

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and nature of business (continued)

As of March 31, 2024, details of the subsidiaries of FAMI are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal activities
FAMI	July 28, 2015	Cayman	Parent	Holding company
Farmmi International	August 20, 2015	Hong Kong	100%	Holding company
Farmmi Enterprise	May 23, 2016	Zhejiang, China	100%	Holding company
Farmmi Technology	June 6, 2016	Zhejiang, China	100%	Holding company
Farmmi Ecology	April 25, 2021	Zhejiang, China	100%	Holding company
Farmmi Health Development	September 17, 2021	Zhejiang, China	100%	Holding company
Zhejiang Suyuan Agricultural	July 25, 2022	Zhejiang, China	100%	Holding company
Farmmi Food	December 26, 2017	Zhejiang, China	100%	Dehydrating, further processing and distribution of edible fungus
Farmmi E-Commerce	March 22, 2019	Zhejiang, China	100%	Technology development, technical services and technical consultation related to agricultural products
Farmmi Biotech	April 7, 2021	Zhejiang, China	100%	Research and development of mushroom powder and mushroom extract
Farmmi Supply Chain	May 11, 2021	Zhejiang, China	100%	Agricultural products supply chain
Farmmi Healthcare	September 18, 2021	Zhejiang, China	100%	Medical health
Jiangxi Xiangbo	June 18, 2021	Jiangxi, China	100%	Holding company
Yudu Yada	November 10, 2010	Jiangxi, China	100%	Forestry development
Guoning Zhonghao	June 15, 2021	Zhejiang, China	100%	Agriculture exporting
Yitang Mediservice	September 7, 2021	Zhejiang, China	100%	Medical services
Yiting Meditech	September 17, 2021	Zhejiang, China	100%	Medical technology
Farmmi Eco Agri	May 27, 2022	Zhejiang, China	100%	Agriculture products
Farmmi Canada	July 13, 2022	Canada	100%	Agriculture products
Ningbo Farmmi Trade	November 14, 2022	Zhejiang, China	100%	Trading
Farmmi USA	April 20, 2023	USA	100%	Import and export of agriculture products

F-8

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and nature of business (continued)

FAMI and its subsidiaries (herein collectively referred to as the “Company”) are engaged in processing and distributing dried Shiitake mushrooms and Mu Er mushrooms and trading agricultural products (e.g., tapioca, corn, cotton, and corn starch). Approximately 99.9% of the Company’s products are sold in China.

Note 2 — Summary of significant accounting policies

Basis of presentation and principles of consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) and have been consistently applied. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. These financial statements should be read in conjunction with the audited financial statements and notes thereto for the fiscal years ended September 30, 2023 and 2022. Operating results for the six months ended March 31, 2024 are not necessarily indicative of the results that may be expected for the year ending September 30, 2024.

The unaudited condensed consolidated financial statements of the Company reflect the principal activities of the Company’s main operation subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation.

F-9

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Use of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the unaudited condensed consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Significant items subject to such estimates and assumptions include allowance for doubtful accounts and advances to suppliers, the valuation of inventories, the useful lives of property, plant and equipment, the valuation of beneficial conversion feature of the convertible notes, valuation of the warrants and the valuation of deferred tax assets. Actual results could differ from those estimates.

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. All cash balances are in bank accounts in the PRC. Cash maintained in banks within the PRC of less than RMB0.5 million ($69,249) per bank are covered by “deposit insurance regulation” promulgated by the State Council of the People’s Republic of China.

Accounts receivable, net

Accounts receivable are presented net of an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s payment history and current credit-worthiness, and current economic trends. Accounts are written off after efforts at collection prove unsuccessful.

Advances to suppliers, net

Advances to suppliers represent prepayments made to ensure continuous high-quality supplies and favorable purchase prices for premium quality. These advances are directly related to the purchases of raw materials used to fulfill sales orders. The Company is required from time to time to make cash advances when placing its purchase orders. These advances are settled upon suppliers delivering raw materials to the Company when the transfer of ownership occurs. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund an advance.

F-10

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Inventories, net

The Company values its inventories at the lower of cost, determined on a weighted average basis, or net realizable value. The Company reviews its inventories periodically to determine if any reserves are necessary for potential obsolescence or if the carrying value exceeds net realizable value.

Biological assets

Biological assets mainly consist of bamboo forests managed for future bamboo harvest and sales, of which the Company owned 82 forest right certificates with expiry dates ranging from December 30, 2026 to December 9, 2070 and with an area of 9.6 km2. The forest types are mixed mature forests which can be harvested for commercial purposes. The forests mainly consist of bamboo, fir trees, and other trees. Biological assets are initially measured at cost and subsequently depreciated on a straight-line basis over their estimated useful lives.

Depreciation expense was $0.1 million for the six months ended March 31, 2024 and 2023.

Long-term investments

The Company’s long-term investments consist of equity securities without readily determinable fair value.

The Company adopted Accounting Standards Codification (“ASC”) Topic 321, Investments-Equity Securities (“ASC 321”) from September 1, 2018. Pursuant to ASC 321, for equity securities measured at fair value with changes in fair value record in earnings, the Company does not assess whether those investments are impaired. For those equity securities that the Company selects to use the measurement alternative, the Company uses the measurement alternative to measure those investments at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. The Company makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Company has to estimate the investment’s fair value in accordance with ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”). If the fair value is less than the investment’s carrying value, the Company recognizes an impairment loss in net income equal to the difference between the carrying value and fair value.

As of March 31, 2024 and September 30, 2023, the Company evaluated its investments, taking into consideration, including, but not limited to, the duration, degree and causes of the decline in financial results, its intent and ability to hold the investment and the invested companies' financial performance and near-term prospects. Based on the evaluation, the company’s long-term investments are not impaired.

The Company invests from time to time in equity securities of private companies. If the Company determines that the Company has control over these companies, the Company includes them in the consolidated financial statements. If the Company determines that the Company does not have control over these companies, the Company then determines if the Company has an ability to exercise significant influence via voting interests, board representation, or other business relationships.

The Company accounts for the investments where the Company exercises significant influence using either an equity method of accounting or at fair value by electing the fair value option under ASC Topic 825, Financial Instruments. If the fair value option is applied to an investment that would otherwise be accounted for under the equity method, the Company applies it to all its financial interests in the same entity (equity and debt, including guarantees) that are eligible items. All gains and losses from fair value changes, unrealized and realized, are presented as changes in fair values of equity and long-term investments, net on the consolidated statements of income.

If the Company concludes that it does not have an ability to exercise significant influence over an investee, the Company may elect to account for the security without a readily determinable fair value using the measurement alternative under ASC Topic 312, Investments – Equity Securities. This measurement alternative allows the Company to measure the equity investment at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer.

The Company’s long-term investments are equity method investments. Investee companies over which the Company has the ability to exercise significant influence but does not have a controlling interest through investment in common shares or in-substance common shares are accounted for using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

Under the equity method, the Company initially records its investment at cost and subsequently recognizes the Company’s proportionate share of each equity investee’s net income or loss after the date of investment into net loss and accordingly adjusts the carrying amount of the investment. The Company reviews its equity method investments for impairment whenever an event or circumstance indicates that any other-than-temporary impairment has occurred. The Company considers available quantitative and qualitative evidence in evaluating potential impairment of its equity method investment.

An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. As of March 31, 2024 and September 30, 2023, impairment for long-term investments was $0.1 million.

F-11

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives for significant property and equipment are as follows:

Machinery and equipment	5 – 10 years
Transportation equipment	4 years
Office equipment	3 – 5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized.

F-12

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Revenue recognition

The Company follows ASU 2014-09 Revenue from Contracts with Customers (“ASC Topic 606”). In accordance with ASC 606, to determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract(s) with the customer, (ii)  identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company recognizes revenue when it transfers its goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. All of the Company’s contracts have a single performance obligation satisfied at a point in time and the transaction price is stated in the contract, usually as a price per ton.

The Company’s contract liabilities primarily include advances from customers. As of March 31, 2024 and September 30, 2023, the contract liabilities are $48,299 and $0.4 million, respectively, and included in other current liabilities on the consolidated balance sheets. For the six months ended March 31, 2024 and 2023, there was no revenue recognized from performance obligations related to prior periods.

Cost of revenues

Cost of revenues includes cost of raw materials purchased, inbound freight cost, cost of direct labor, depreciation expense, and other overhead.

F-13

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, Earnings per Share (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average ordinary shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options, and warrants) as if they had been converted at the beginning of the periods presented or the issuance date (if later). Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

The components of basic and diluted EPS were as follows:

Six months ended March 31,	2024	2023
Net income available for ordinary shareholders (A)	$630,492	$1,579,859

Weighted average outstanding ordinary shares (B)
- basic	6,330,830	2,988,373
- diluted	12,552,275	4,753,724

Earnings per ordinary share - basic (A/B)	$0.10	$0.53

Earnings per ordinary share - diluted (A/B)	$0.05	$0.33

On September 25, 2023, the Company consolidated its ordinary shares at a ratio of one-for-eight. All shares and associated amounts have been retroactively restated to reflect the reverse stock split.

F-14

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Fair value of financial instruments

The FASB ASC Topic 820, Fair Value Measurements, defines fair value, establishes a three-level valuation hierarchy for fair value measurements, and enhances disclosure requirements.

The three levels are defined as follows:

Level 1 — Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

Level 3 — Inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments (including cash, accounts receivable, advances to suppliers, other current assets, accounts payable, due to related parties, operating lease liabilities –current and other current liabilities) approximate their recorded values due to their short-term nature. The fair value of longer-term operating lease liabilities approximate their recorded values as their stated interest rates approximate the rates currently available.

F-15

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Concentrations of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, accounts receivable, and advances to suppliers. As of March 31, 2024 and September 30 2023, $1.1 million and $12.8 million, respectively, of the Company’s cash is maintained in banks within the People’s Republic of China, of which deposits of RMB0.5 million (equivalent to $69,249) per bank are covered by “deposit insurance regulation” promulgated by the State Council of the People’s Republic of China. The Company has not experienced any losses in such accounts. A significant portion of the Company’s sales are credit sales primarily to customers whose ability to pay is dependent upon the industry economics prevailing in these areas. The Company also makes cash advances to certain suppliers to ensure the stable supply of key raw materials. The Company performs ongoing credit evaluations of its customers and key suppliers to help further reduce credit risk.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains, and losses that under U.S. GAAP are recorded as an element of stockholders’ equity but are excluded from net income (loss). Other comprehensive income (loss) consists of foreign currency translation adjustment from the Company not using the U.S. dollar as its functional currency.

Leases

The Company adopted ASU 2016-02, Leases on October 1, 2019 and used the alternative transition approach which permits the effects of adoption to be applied at the effective date. The new standard provides a number of optional practical expedients in transition. The Company elected the “package of practical expedients”, which permits the Company to not reassess under the new standard our prior conclusions about lease identification, lease classification, and initial direct costs. The Company also elected the short-term lease exemption and combining the lease and non-lease components practical expedients. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The most significant impact upon adoption relates to the recognition of new Right-of-use (“ROU”) assets and lease liabilities on the Company’s consolidated balance sheets for office space operating leases.

F-16

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Foreign currency translation

The Company’s financial information is presented in U.S. dollars (“USD”). The functional currency of the Company is the Chinese Yuan Renminbi (“RMB”), the currency of the PRC. Any transactions which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions, and exchange gains and losses are included in the statements of operations as foreign currency transaction gain or loss. The unaudited condensed consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830, Foreign Currency Matters. The financial information is first prepared in RMB and then translated into U.S. dollars at period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in stockholders’ equity. Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rate. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

The exchange rates in effect as of March 31, 2024 and September 30, 2023 were US$1 for RMB7.2203 and RMB7.2960, respectively. The average exchange rates for the six months ended March 31, 2024 and 2023 were US$1 for RMB7.2064 and RMB6.9718, respectively.

Shipping and handling expenses

All shipping and handling costs are expensed as incurred and included in selling expenses. Total shipping and handling expenses were $40,101 and $37,053 for the six months ended March 31, 2024 and 2023, respectively, which included selling and distribution expenses in the accompanying unaudited condensed statements of operations.

F-17

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Value added tax

The Company is generally subject to the value added tax (“VAT”) for selling merchandise. Before May 1, 2018, the applicable VAT rate was 13% or 17% (depending on the type of goods involved) for products sold in the PRC. After May 1, 2018, the Company is subject to a tax rate of 12% or 16%, and after April 1, 2019, the tax rate was further reduced to 9% or 13% based on the new Chinese tax law. Pursuant to approval issued by the State Administration of Taxation, Farmmi Eco Agri’s major operation can be classified as agriculture products and its revenue is exempt from VAT. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of goods sold (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). Under the commercial practice of the PRC, the Company pays VAT based on tax invoices issued. The tax invoices may be issued subsequent to the date on which revenue is recognized, and there may be a considerable delay between the date on which the revenue is recognized and the date on which the tax invoice is issued. In the event the PRC tax authorities dispute the date on which revenue is recognized for tax purposes, the PRC tax authorities have the right to assess a penalty based on the amount of taxes which is determined to be late or deficient, with any penalty being expensed in the period when a determination is made by the tax authorities that a penalty is due. During the reporting periods, the Company had no dispute with PRC tax authorities, and there was no tax penalty incurred.

Income taxes

The Company is subject to the income tax laws of the PRC; a subsidiary in Canada is subject to income tax laws of Canada; and a subsidiary in the United States of America is subject to income tax laws of the United States of America. The Company accounts for income taxes in accordance with ASC 740, Income Taxes. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits or not be deductible in the future.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods, and income tax disclosures. There were no material uncertain tax positions as of March 31, 2024 and September 30, 2023. As of March 31, 2024, the tax years ended December 31, 2015 through December 31, 2023 for the Company’s subsidiaries remain open for statutory examination by PRC and Canada tax authorities.

Statement of Cash Flows

In accordance with ASC 230, Statement of Cash Flows, cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

F-18

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Risks and uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in the PRC, in addition to the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

The Company’s sales, purchases, and expense transactions are denominated in RMB, and a substantial part of the Company’s assets and liabilities are also denominated in RMB. RMB is not freely convertible into foreign currencies under the current law. In China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China, the central bank of China. Remittances in currencies other than RMB may require certain supporting documentation in order to effect the remittance.

The Company’s operating entities in the PRC do not carry any business interruption insurance, product liability insurance, or any other insurance policy except for a limited property insurance policy. As a result, the Company may incur uninsured losses, increasing the possibility that investors would lose their entire investment in the Company.

The Company’s business, financial condition, and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics, and other catastrophic incidents, which could significantly disrupt the Company’s operations.

F-19

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Recent accounting pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

In September 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The FASB is issuing the amendments to enhance the transparency and decision usefulness of income tax disclosures. Investors currently rely on the rate reconciliation table and other disclosures, including total income taxes paid, to evaluate income tax risks and opportunities. While investors find these disclosures helpful, they suggested possible enhancements to better (1) understand an entity’s exposure to potential changes in jurisdictional tax legislation and the ensuing risks and opportunities, (2) assess income tax information that affects cash flow forecasts and capital allocation decisions, and (3) identify potential opportunities to increase future cash flows. The FASB decided that the amendments should be effective for public business entities for annual periods beginning after December 15, 2024. Early adoption is permitted. The adoption of this guidance did not have a material impact on its financial position, results of operations and cash flows.

In July 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in ASU 2023-07 improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption of this guidance did not have a material impact on its financial position, results of operations and cash flows.

F-20

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Accounts receivable, net

Accounts receivable consisted of the following:

	As of	As of
	March 31,	September 30,
	2024	2023
	(unaudited)
Accounts receivable	$23,184,329	$24,692,164
Less: allowance for doubtful accounts	(167,551)	(14,719)
Accounts receivable, net	$23,016,778	$24,677,445

Allowance for doubtful accounts of $0.3 million and $14,719 was made for certain accounts receivable as of March 31, 2024 and September 30, 2023, respectively. The Company’s accounts receivable primarily include balances due from customers when the Company’s products are sold and delivered to customers.

Note 4 — Advances to suppliers, net

Advances to suppliers consisted of the following:

	As of	As of
	March 31,	September 30,
	2024	2023
Advances to suppliers:	(unaudited)
Lishui Zhelin Trading Co., Ltd	$45,814,980	$53,405,200
Qingyuan Nongbang Mushroom Industry Co., Ltd	17,908,708	15,417,317
Jingning Liannong Trading Co., Ltd	16,585,230	20,231,750
Ningbo Runcai Supply Chain Management Co., Ltd	10,249,203	10,279,605
Zhongjin Boda (Hangzhou) Industrial Co., Ltd	9,694,938	10,964,912
Others	186,915	6,048,353
Total	$100,439,974	$116,347,137
Less: allowance for doubtful accounts	-	(3,176)
Advances to suppliers, net	$100,439,974	$116,343,961

On April 1, 2016, the Company entered into two separate framework supply agreements (“Framework Agreements”) with two co-operatives, Jingning Liannong Trading Co., Ltd (“JLT”) and Qingyuan Nongbang Mushroom Industry Co., Ltd (“QNMI”). These two Framework Agreements were renewed for another three years in April 2019 upon expiration and were further renewed for another three years in June 2021. Jingning County and Qingyuan County, where JLT and QNMI are located, produce premium Shiitake and Mu Er.

On April 1, 2020, the Company signed a framework cooperation agreement with Lishui Zhelin Trading Co., Ltd. (“Zhelin Trade”), which is valid for four years. Zhelin Trade is located in the agricultural product distribution center in Liandu District - Southwest Zhejiang Agricultural Trade City, which has convenient logistics and timely agricultural product information. Therefore, the cooperation agreement stipulates that Zhelin Trade will process and deliver edible mushroom products on behalf of Zhelin Trade, and the Company is required to make advance payment to ensure the timeliness of goods supply and delivery.

On August 5, 2023, the Company signed an agricultural product framework agreement with Zhongjin Boda (Hangzhou) Industrial Co., Ltd (“Zhongjin Boda”), mainly for the purchase of agricultural products such as corn, cotton, and soybeans. The agreement was signed for a period of two years. Zhongjin Boda used to be a large supplier of the company and had sufficient capacity to supply goods.

On August 25, 2023, the Company signed an agricultural product framework agreement with Ningbo Runcai Supply Chain Management Co., Ltd (“Ningbo Runcai”), mainly for the purchase of agricultural products such as red dates and corn. The agreement was signed for a period of two years. Ningbo Runcai is located in Ningbo, the largest port city in Zhejiang Province, and has abundant sources of goods that can meet the company's procurement needs for supply.

The Company has signed agreements with these two suppliers mainly as a reserve supplier of bulk agricultural products.

F-21

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — Advances to suppliers, net (continued)

Many competitors of the Company and other large buyers go to family farms and co-operatives to source their supplies. Family farms and co-operatives traditionally request advance payments to secure supplies. By making advance payments to these suppliers, the Company is also able to lock in a more favorable price for premium quality than would be available in the open market.

The Framework Agreements only provide general guidelines. Actual prices are negotiated and agreed upon in individual purchase orders and are typically set at market prices based on the quality grade and quantities determined and agreed with the suppliers. Prices may vary based on market demand, crop condition, etc. The Company can generally secure the premium quality raw material supplies at prices slightly higher than the typical market prices for average quality raw materials. The quality of supplies must meet standardized specifications of both the mushroom industry and standards set by the Company.

The Company advances certain initial payments based on its estimated purchase plan from these suppliers and additional advances based on individual purchase orders placed. The Company pays advances solely to secure an adequate supply of dried mushrooms to meet its sales demands. The Company’s purchase orders require that the advances shall be refunded by suppliers if they fail to produce the contracted volume of dried mushrooms or fail to deliver supplies to the Company timely.

Advances to suppliers are carried at cost and evaluated for recoverability. The realizability evaluation process is similar to that of the lower of cost or net realizable value evaluation process for inventories. The Company periodically evaluates its advances for recoverability by monitoring suppliers’ ability to deliver a sufficient supply of mushrooms as well as current crop and market condition. This includes analyzing historical quantity and quality of production with monitoring of crop information provided by the Company’s field personnel related to weather or disaster or any other reason. If for any reason the Company believes that it will not receive supplies of the contracted volumes, the Company will assess its advances for any likelihood of recoverability and adjust advances on its financial statements at the lower of cost or estimated recoverable amounts. The advances are made primarily to these suppliers, which are co-operatives formed by many family farms, with which the Company has had long-term relationships over the years. If any of these family farms fail to deliver supplies, the Company would expect to receive a refund of the advances through these suppliers. The Company accrues for any allowance for possible loss on advances when there is doubt as to the collectability of the refund.

Allowance for doubtful accounts of $2.5 million and $3,176 was made for certain advances to suppliers as of March 31, 2024 and September 30, 2023, respectively.

F-22

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — Inventories, net

Inventories, net, consisted of the following:

	As of	As of
	March 31,	September 30,
	2024	2023
	(unaudited)
Raw materials	$338,416	$520,216
Packaging materials	69,984	69,420
Finished goods	29,888,673	3,321,021
Inventory	30,297,073	3,910,657
Less: allowance for inventory reserve	(3,406)	(8,809)
Inventory, net	$30,293,667	$3,901,848

As of March 31, 2024 and September 30, 2023, allowance for inventory reserve was $3,406 and $8,809, respectively.

Note 6 — Property and equipment, net

Property and equipment, stated at cost less accumulated depreciation, consisted of the following:

	As of	As of
	March 31,	September 30,
	2024	2023
	(unaudited)
Machinery and equipment	$63,634	$62,973
Transportation equipment	38	48,009
Office equipment	3,134	19,492
Subtotal	66,806	130,474
Accumulated depreciation	(48,797)	(105,942)
Total	$18,009	$24,532

Depreciation expense was $5,572 and $12,724 for the six months ended March 31, 2024 and 2023, respectively.

F-23

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 7 - Convertible promissory notes

On September 26, 2022, the Company completed a $6.42 million convertible promissory note (the “Note”) with an institutional investor (the “Investor”). Pursuant to the Securities Purchase Agreement, dated as of September 26, 2022, the Company issued and sold to the Investor a convertible promissory note of $6.42 million due on September 25, 2023, convertible into ordinary shares, $0.025 par value per share, at a discount of $0.42 million. Upon issuance, this convertible promissory note converts at 80% of the market price. The Company accounted for this conversion feature as a derivative liability. In connection herewith, the Company recorded a derivative liability of $3.87 million and a debt discount of $3.87 million upon issuance of this convertible promissory note. As of March 31, 2023 and September 30, 2022, the fair value of this derivative liability was nil and $3.45 million, and the change in fair value of the derivative liability of $2.1 million and $0.42 million, respectively, was recorded in other income. The debt discount was amortized over the term of the convertible promissory note and, as of March 31, 2023 and September 30, 2022, the Company recorded amortization of debt issuance cost of $1.5 million and $48,160, respectively, in other expenses. As of March 31, 2023 and September 30, 2022, the balance of the convertible promissory note, net of amortization, amounted to $6.2 million and $2.18 million, respectively.

Subsequent to September 30, 2022, the Company received comments from the Staff of NASDAQ Listing Qualifications that the Note did not provide for a floor price for the possible future conversions and that a future priced security without a floor price has public interest implications pursuant to NASDAQ Listing Rule 5101 (the “Rule”); management of the Company has determined that the floor price under the Note is assumed to be $0.12, which is calculated based on an 80% discount of the Nasdaq Minimum Price of $0.5785 on the date of the Company’s entry into the Agreement with the Investor, and the Company believes it to be in the best interests of the Company and the shareholders that the Company shall repay the Note in cash in the event conversions would result in the aggregate effective conversion price falling below $0.12. After the effect of the reverse stock split adjustment, the floor price of the Note is assumed to be $0.96.

For the six months ended March 31, 2024 and 2023, 804,000 and nil ordinary shares were issued for the redemption of $804,000 and nil convertible promissory notes. For the six months ended March 31, 2024 and 2023, interest expense on convertible promissory notes was $1.3 million and nil, respectively.

F-24

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Shareholders’ equity

Ordinary shares

On September 12, 2020, the authorized share capital of the Company was increased from 20,000,000 ordinary shares of $0.001 par value each to 200,000,000 ordinary shares of $0.001 par value each. On July 22, 2021, the authorized share capital of the Company was increased from 200,000,000 ordinary shares of $0.001 par value each to 600,000,000 ordinary shares of $0.001 par value each. On May 31, 2022, the Company consolidated its ordinary shares at a ratio of one-for-twenty-five. On September 25, 2023, the Company consolidated its ordinary shares at a ratio of one-for-eight and, immediately following the share consolidation, the authorized share capital of the Company was increased from $2.5 million divided into 12.5 million ordinary shares of $0.20 par value each to $100 million divided into 500 million ordinary shares of $0.20 par value each, by creation of an additional 487.5 million ordinary shares of $0.20 par value each.

During the six months ended March 31, 2024, 804,000 ordinary shares were issued for the redemption of $0.8 million convertible notes.

Statutory reserve

The Company is required to make appropriations to reserve funds, comprising the statutory surplus reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”).

Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entities’ registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. As of March 31, 2024 and September 30, 2023, the balance of the required statutory reserves was $0.6 million and $1.7 million, respectively.

F-25

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — Concentration of major customers and suppliers

For the six months ended March 31, 2024, two major customers accounted for approximately 55.9% and 12.0% of the Company’s total sales. For the six months ended March 31, 2023, two major customers accounted for approximately 27.7% and 21.7% of the Company’s total sales. Any decrease in sales to these major customers may negatively impact the Company’s operations and cash flows if the Company fails to increase its sales to other customers.

As of March 31, 2024, one major customer accounted for approximately 99.3% of the Company’s accounts receivable balance. As of September 30, 2023, two major customers accounted for approximately 87% and 12% of the Company’s accounts receivable balance, respectively.

For the six months ended March 31, 2024, four major suppliers accounted for approximately 22.8%, 18.3%, 14.1%, and 11.0% of the total purchases. For the six months ended March 31, 2023, four major suppliers accounted for approximately 16.7%, 15.7%, 12.8%, and 12.2% of the total purchases.

As of March 31, 2024, four major suppliers accounted for approximately 45.6%, 17.8%, 16.5%, and 10.2% of the Company’s advances to suppliers balance. As of September 30, 2023, three major suppliers accounted for approximately 46%, 18%, and 13% of the Company’s advances to suppliers balance.

Note 10 — Leases

The Company rents its factories in Lishui City, Zhejiang Province from a related party, Zhejiang Tantech Bamboo Technology Co., Ltd., for processing dried edible fungi and a floor in an office building in Hangzhou from third parties.

As of March 31, 2024 and September 30, 2023, the remaining average lease term was an average of 6.9 years and 7.1 years, respectively. The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on actual incremental borrowing interest rates from financial institutions in order to discount lease payments to present value. The weighted average discount rate of the Company’s operating leases was 10.3% per annum and 10.2% per annum, as of March 31, 2024 and September 30, 2023, respectively.

F-26

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Leases (continued)

Supplemental balance sheet information related to operating leases was as follows:

	As of	As of
	March 31,	September 30,
	2024	2023
Right-of-use assets under operating leases	$474,355	$516,459

Operating lease liabilities, current	53,132	69,062
Operating lease liabilities, non-current	436,542	458,617
Total operating lease liabilities	$489,674	$527,679

As of
March 31,
For the remaining months of fiscal 2024	2024
Fiscal 2024	$50,684
Fiscal 2025	100,012
Fiscal 2026	100,012
Fiscal 2027	100,012
Fiscal 2028	89,361
Thereafter	245,262
Total Future minimum lease payments	685,343
Less: Imputed interest	(195,669)
Total	$489,674

Note 11 — Segment reporting

ASC 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments, and major customers in financial statements for details on the Company’s business segments.

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company currently has three main products from which revenue is earned and expenses are incurred: Shiitake Mushroom, Mu Er Mushroom, and other edible fungi and other agricultural products. The operations of these product categories have similar economic characteristics. In particular, the Company uses the same or similar production processes, sells to the same or similar type of customers, and uses the same or similar methods to distribute these products. The resources required by these products share high similarity. Switching cost between different products is minimal. Production is primarily determined by sales orders received and market trends. Therefore, management, including the chief operating decision maker, primarily relies on the revenue data of different products in allocating resources and assessing performance. Based on management’s assessment, the Company has determined that it has only one operating segment and therefore one reportable segment as defined by ASC.

F-27

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Segment reporting (continued)

The following table presents revenue by major product categories (from third parties and related parties) from the Company’s continuing operations for the six months ended March 31, 2024 and 2023, respectively:

	For the six months ended March 31,
	2024	2023
Tapioca	-	$31,472,734
Corn	$18,784,651	9,334,913
Shiitake	9,806,605	8,841,248
Mu Er	7,329,253	7,540,236
Cotton	-	1,893,711
Cornstarch	-	1,354,432
Red dates	506,935	-
Other edible fungi	16,443	110,000
Total	$36,443,887	$60,547,274

All of the Company’s long-lived assets are located in the PRC. As the Company generates almost all of its revenue in the PRC, no geographical segments are presented.

Note 12 — Related party transactions

The relationship and the nature of related party transactions are summarized as follow:

Name of related party	Relationship to the Company	Nature of transactions
Zhejiang Yili Yuncang Technology Group Co., Ltd	10% equity interest owned by the Company	Prepayment of electricity and water expenses for office leased to the Company
FarmNet Limited	Owns 0.7% equity interest of the Company	Payment of expenses by the Company
Epakia Canada Inc	Legal representative of Epakia Canada Inc is a director of the Company	Payment of expenses by the Company
Shanghai Zhongjian Yiting Medical Health Technology Partnership	A partnership jointly set up by the Company with another limited partner ("LP").	Payment of expenses by the Company
Zhejiang Tantech Bamboo Technology Co., Ltd	Under common control of a director of the Company, Mr. Zhengyu Wang, and Ms. Yefang Zhang, the Chairman of the Board of Directors and CEO of the Company	Lease factory building to the Company and charging water and electricity for offices leased to the Company
Forasen Holdings Group Co., Ltd	Owned by Mr. Zhengyu Wang, a director of the Company	Purchases from the Company
Yefang Zhang	Chief Executive Officer of the Company	Payment of expenses for the Company
Forasen Group Co., Ltd	Under common control of a director of the Company, Mr. Zhengyu Wang, and Ms. Yefang Zhang, the Chairman of the Board of Directors and CEO of the Company	Sales from the Company
Zhang Bin	Supervisor of Farmmi Food	Sales from the Company
Zhang Dexian	Brother of Ms. Yefang Zhang, the Chairman of the Board of Directors and CEO of the Company	Advance from the Company
Lu Zhimin	Chief Financial Officer of the Company	Payment of expenses by the Company
Zhang Dehong	Brother of Ms. Yefang Zhang (Chairman of the Board and CEO of the Company)	Payment of expenses by the Company

F-28

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Related party transactions (continued)

Due from related parties consisted of the following:

		As of	As of
		March 31,	September 30,
		2024	2023
		(unaudited)
Due from related parties	Name of related parties
Other receivables	Zhejiang Yili Yuncang Holding Group Co., Ltd	$96,649	103,417
Other receivables	FarmNet	4,100	4,100
Other receivables	Epakia Canada Inc	2,996	2,996
Trade receivables	Forasen Group Co., Ltd	2,194	-
Other receivables	Zhang Dexian	1,385	-
Trade receivables	Zhang Bin	1,150	-
Other receivables	Lu Zhimin	831	-
Other receivables	Shanghai Zhongjian Yiting Medical Health Technology Partnership	312	308
Other receivables	Dehong Zhang	138	137
Total		$109,755	$110,958

Amount due from Zhejiang Yili Yuncang Holding Group Co., Ltd was mainly related to prepayment of electricity and water expenses for offices leased to the Company.

Amounts due from FarmNet Limited, Epakia Canada Inc, Zhang Dexian, Lu Zhimin, Shanghai Zhongjian Yiting Medical Health Technology Partnership, and Dehong Zhang were mainly related to expenses paid by the Company which can be recoverable from these related parties.

Amounts due from Forasen Group Co., Ltd and Zhang Bin were related to sales from the Company to these related parties.

Due to related parties consisted of the following:

		As of	As of
		March 31,	September 30,
		2024	2023
Due to related parties	Name of related parties	(unaudited)
Other payable	Yefang Zhang	$296,873	$9,150
Other payable	Zhejiang Tantech Bamboo Technology Co., Ltd.	82,039	24,496
Other payable	Forasen Holdings Group Co., Ltd	170	168
Total		$379,082	$33,814

Amount due to Zhejiang Tantech Bamboo Technology Co., Ltd. was related to water and electricity expenses for offices leased to the Company.

Amounts due to Forasen Holdings Group Co., Ltd and Yefang Zhang were related to payment of expenses by related parties for the Company. Amounts were due on demand and non-interest bearing.

F-29

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Related party transactions (continued)

Operating lease from related parties

The following table summarizes operating leases with related parties, Zhejiang Tantech Bamboo Technology Co., Ltd. and Zhejiang Yili Yuncang Holding Group Co., Ltd., detailing lease begin date, lease end date, leasing purpose, leasing area in square meters, and annual rent in RMB and its equivalent in USD.

Zhejiang Tantech Bamboo Technology Co., Ltd.	Lease No 1	Lease No. 2	Lease No. 3	Total
Lease begin date	August 1, 2021	July 14, 2021	March 1, 2023
Lease end date	July 31, 2031	July 13, 2031	February 29, 2028
Leasing purpose	Factory building	Factory building	Office
Annual rent in RMB	168,854	421,431	131,835	722,120
Annual rent in USD	$23,431	$58,480	$18,294	$100,205
Area (in square meters)	1,180	1,914	479	3,573

Zhejiang Yili Yuncang Holding Group Co., Ltd.
Lease begin date	August 1, 2023
Lease end date	July 31, 2025
Leasing purpose	Office
Annual rent in RMB	9,795
Annual rent in USD	$1,359
Area (in square meters)	15

For the six months ended March 31, 2024 and 2023, the Company recorded lease expense of $50,782 and $43,910, respectively.

The Company and Forasen Group signed a Non-Competition Agreement which provides that Forasen Group should not engage in any business that the Company engages in, except purchasing products from us. In addition, Mr. Wang and Ms. Zhang signed a Non-Competition Agreement with the Company and Tantech which provides that Mr. Wang and Ms. Zhang shall not vote in favor or otherwise cause Tantech to engage in the business that the Company conducts.

F-30

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 13 – Subsequent events

On July 30, 2024, the Company entered into a note purchase agreement (the “Purchase Agreement”) with Atlas Sciences, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued to the Investor an unsecured promissory note dated July 30, 2024 in the original principal amount of $5,355,000 (the “Note”) for $5,000,000 in gross proceeds. The Company will use all of the proceeds from the Note to repay its indebtedness owed to Streeterville Capital, LLC under the Convertible Promissory Note it issued on September 26, 2022.

The Note will bear interest at a rate of 7.0% per year and will have a term of twelve (12) months after the purchase price of the Note is delivered by the Investor (the “Purchase Price Date”). The Note will carry an original issue discount of $350,000 and include $5,000 for Investor’s fees, costs and other transaction expenses incurred in connection with the purchase and sale of the Note. The Company may prepay all or a portion of the Note at any time by paying 105% of the outstanding balance elected for pre-payment. The Investor has the right to redeem the Note at any time six (6) months after the Purchase Price Date, subject to a maximum monthly redemption amount of $1,000,000. Following receipt of a redemption notice, if the Company has not repaid by a minimum monthly redemption amount of $250,000, the Company is required to pay by the fifth day of the following month the difference between the minimum monthly redemption amount and the amount actually repaid in such month, or the outstanding balance will automatically be increased by 0.5% as of such fifth day. Under the Purchase Agreement, while the Note is outstanding until 5 days after the Note is satisfied in full, the Company agreed to keep adequate current public information available, maintain its Nasdaq listing and not make certain Restricted Issuance (as defined therein), among other things. Upon the occurrence of a Trigger Event (as defined in the Note), the Investor shall have the right to increase the balance of the Note by 10% for a Major Trigger Event (as defined in the Note) and 5% for a Minor Trigger Event (as defined in the Note), with an aggregate of 25% as the maximum increase in the outstanding balance. In addition, the Note provides that upon occurrence of an Event of Default, the interest rate shall accrue on the outstanding balance at the rate equal to the lesser of 15% per annum or the maximum rate permitted under applicable law.

F-31